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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2004

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X               Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___        No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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MAGIC SOFTWARE ENTERPRISES LTD.

6-K Items

1.

Magic Software Enterprises Ltd. Proxy Statement for 2002 Annual General Meeting to be held January 28, 2004.

2.

Magic Software Enterprises Ltd. Proxy Card.

Item 1

MAGIC SOFTWARE ENTERPRISES LTD.

NOTICE OF 2003 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Magic Software Enterprises Ltd. Shareholders:

We cordially invite you to the Annual General Meeting of Shareholders.  It will be held at 10:00 a.m. on Wednesday, January 28, 2004 at our offices at 5 HaPlada Street, Or Yehuda, Israel.

The purpose of the meeting is to consider and vote upon the following matters:

1.

The election of (a) five directors for terms expiring at our 2004 Annual General Meeting of Shareholders and (b) one outside director for a term expiring in 2006;

2.

Approval of the grant of options to our outside directors;

3.

Approval of the terms of compensation for Mr. Jacob Tenenboem, one of our directors;

4.

Approval of the grant of options to Mr. Jacob Tenenboem, one of our directors;

5.

Approval of our obtaining a directors and officers liability insurance policy;

6.

To authorize an increase in the number of ordinary shares available for grant under our 2000 Employee Stock Option Plan;

7.

Ratification of the appointment of Kost Forer & Gabbay, a member of Ernst & Young Global, as our independent auditors for the year ending December 31, 2003 and authorization of the board of directors to fix their remuneration; and

8.

Receipt and consideration of the Auditor’s Report,  Directors' Report and Consolidated Financial Statements for the year ended December 31, 2002.

The board of directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

You can vote by proxy either by mail or in person.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the meeting to be validly included in the tally of ordinary shares voted at the meeting.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely,

David Assia, Chairman

BY ORDER OF THE BOARD OF DIRECTORS

Amit Birk, Corporate Secretary

PROXY STATEMENT

This statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors of Magic Software Enterprises Ltd. to be voted at the Annual General Meeting of Shareholders, or the Meeting, to be held on Wednesday, January 28, 2004, and any adjournment thereof.  Shareholders will be asked to vote upon: (i) the election of five directors for terms expiring at our 2004 Annual General Meeting of Shareholders and one outside director for a term expiring in 2006; (ii) approval of the grant of options to our outside directors;  (iii) approval of the terms of compensation for Mr. Jacob Tenenboem, one of our directors; (iv) approval of the grant of options to Mr. Jacob Tenenboem, one of our directors; (v) approval of our obtaining a directors and officers liability insurance policy; (vi) authorization of  an increase in the number of ordinary shares available for grant under our 2000 Employee Stock Option Plan; (vii) ratification of the appointment of Kost Forer & Gabbay, a member of Ernst & Young Global,  as our independent auditors for the year ending December 31, 2003 and authorization of the board of directors to fix their remuneration; and (viii) receipt and consideration of the Auditor’s Report, Directors' Report and Consolidated Financial Statements for the year ended December 31, 2002.  Our 2002 Annual Report, including our audited financial statements for the fiscal year ended December 31, 2002, and the proxy card enclosed with this Proxy Statement are being mailed to shareholders on or about December 29, 2003.

Shares eligible to be voted and for which a proxy card is properly signed and returned at least 48 hours prior to the beginning of the Meeting will be voted as directed.  If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR each proposition for which the board of directors recommends a vote FOR.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.  You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

As of  December 24, 2003, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 29,840,266 ordinary shares.  Each ordinary share entitles the holder to one vote.  The ordinary shares have a par value of NIS 0.1 per share.  The presence of two shareholders, holding at least one third of our share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum.  An affirmative majority of the votes cast is required to approve each of the proposals to be presented at the Annual General Meeting, except Item 1B with respect to the election of Mr. Yigal Bar-Yossef as an outside director, which requires either (i) the affirmative vote of the holders of a majority of the ordinary shares represented at the Annual General Meeting, in person or by proxy and voting thereon, provided that at least one third of the non-controlling shareholders represented and voting at the Annual General Meeting are included in the majority; or (ii) that the total shareholdings of those who have no controlling interest who vote against his election do not represent more than 1% of the voting rights in our company. Under the Israeli Companies Law, Item 1B requires that our shareholders notify us prior to the vote at the Meeting, or if such vote is made by proxy on the proxy card, whether or not they have a personal interest with respect to the subject matter of this item.  The term "personal interest" is defined as "a person's personal interest in an act or transaction of the company, including the personal interest of his relatives and of any other corporation in which he or his relatives is an interested party, and exclusive of personal interest that stems from the fact of holding shares in the company."  If a shareholder fails to notify us as to whether he or she has a personal interest in this item, the shareholder may not vote and his vote will not be counted with respect to such item.  There will be a specific place on the proxy card to indicate if you have a personal interest with respect to the election of the outside director in Item 1B.

A broker who is the record owner of ordinary shares beneficially owned by a customer will have discretionary authority to vote such ordinary shares in the election of directors and other proposals herein, if the broker has not received voting instructions from the beneficial owner by the tenth day before the Meeting, provided that this Proxy Statement was transmitted to the beneficial owner at least 15 days before the Meeting.  Abstentions and broker "non-votes" are not counted in determining outcomes of matters being acted upon.  They are counted only for determining a meeting quorum.  A broker "non-vote" occurs when a nominee holding ordinary shares of our company for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner.

We have received indications from our principal shareholder, Formula Systems (1985) Ltd., which holds approximately 53.61% of our issued and outstanding ordinary shares, that it presently intends to vote for all of the nominees for director and in favor of all of the proposals to be acted upon at the Meeting.

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 48 hours prior to the Meeting.

ELECTION OF DIRECTORS

(Items 1A and 1B  on the Proxy Card)

Our board of directors proposes the election of Dan Goldstein, David Assia, Gad Goldstein, Naamit Salomon and Jacob Tenenboem as directors, to hold office for one year until the 2004 Annual General Meeting and until their successors are elected and qualified, and the election of  Mr. Bar-Yossef as an outside director (as defined by the Israeli Companies Law), to hold office for three years until our Annual General Meeting of 2006 and until his successor is elected and qualified.  Each nominee is currently serving as a member of our board of directors, except for Mr. Bar-Yossef. Should any of the nominees be unavailable for election, the proxies will be voted for a substitute nominee designated by the board of directors.  None of the nominees are expected to be unavailable.

Under the Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the election as directors of Dan Goldstein, David Assia, Gad Goldstein, Naamit Salomon and Jacob Tenenboem.  The approval of the election as an outside director of Mr. Bar-Yossef will require the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voting thereon, provided that either (i) at least one third of the non-controlling shareholders represented and voting at the Meeting are included in the majority; or (ii) that the total shareholdings of the non-controlling shareholders who vote against their election do not represent more than 1% of the voting rights in our company.

 Set forth below is information about each nominee, including age, position(s) held with our company, principal occupation, business history and other directorships held.

Name	Age	Position
David Assia	52	Chairman of the Board of Directors
Dan Goldstein	49	Director
Gad Goldstein	44	Director
Naamit Salomon	39	Director
Jacob Tenenboem	46	Director
Yigal Bar-Yossef	56	Nominee for Outside Director

Nominees For Election As Director For Terms Expiring In 2002

David Assia, a co-founder of our company, has served as a director since our inception in 1983.  He was chairman of our board of directors from 1986 until October 2000 and served as vice chairman of our board of directors from October 2000 until reassuming the position of chairman of our board of directors in January 2002.  From 1986 until September 1997, he served as our chief executive officer.  Mr. Assia has served as the chairman of the board of directors of Mashov Computers Ltd. since 1989.  Mr. Assia also serves as a director of Aladdin Knowledge Systems Ltd., Radview Software Ltd. and the Weitzman Institute of Science.  Mr. Assia holds a B.A. degree in economics and statistics and an M.B.A. degree from Tel Aviv University.

Dan Goldstein has served as a director of our company since April 1998 and served as chairman of our board of directors from October 2000 until January 2002.  Mr. Goldstein has served as chairman of the board of directors and chief executive officer of Formula Systems (1985) Ltd. since January 1985 and of Formula Vision Technologies (F.V.T.) Ltd. since August 1998. Mr. Goldstein is also the chairman of the board of directors of Matrix IT Ltd., a director of Sapiens International Corp., Blue Phoenix Solutions Ltd. and nextSource Inc and of private companies within the Formula Vision Group.  Mr. Goldstein holds a B.A. degree in mathematics and computer sciences and an M.A. degree in business administration, both from Tel Aviv University. Dan Goldstein is the brother of Gad Goldstein.

Gad Goldstein has served as a director of our company since December 1998.  Mr. Goldstein has been president of Formula Systems (1985) Ltd. since 1995. Mr. Goldstein is chairman of the board of directors of Blue Phoenix Solutions Ltd. and Sapiens International Corp. and a director of Formula Vision Technologies (F.V.T.) Ltd., Matrix IT Ltd. and nextSource Corp. Mr. Goldstein holds a B.A. degree in economics and an M.A. degree in business administration, both from Tel Aviv University. Gad Goldstein is the brother of Dan Goldstein.

Naamit Salomon has served as a vice president finance of Formula Systems (1985) Ltd since August 1997.  Ms. Salomon also serves as a director of Liraz Systems Limited, a global provider of software products and support services for the modernization of existing information systems.  Ms. Salomon holds a B.A. degree in economics and business administration from Ben Gurion University.

Jacob Tenenboem has served as a director of our company since July 18, 2002.  Mr. Tenenboem is the founder and CEO of IT Net Investments Ltd., a privately held investment company since June 2000 and a director of Mainsoft Inc. a privately held company since December 1999.  Mr. Tenenboem has served in various management positions in several private and public companies, among them Formula Systems (1985) Ltd., Sintec Advanced Technologies, Aman Computers, Malal Group, Noyotec Ltd. and Sabratech Ltd.  Mr. Tenenboem holds a B.Sc. in Management and Industrial Engineering from Tel-Aviv University.

Nominee For Election As An Outside Director For A Term Expiring In 2006

Yigal Bar-Yossef  has been self employed since September 2002.  From September 2001 to September 2002, Mr. Bar-Yossef  served as senior vice president of sales and marketing of Amdocs Ltd.  From January 1998 to July 2001, Mr. Bar-Yossef served as chief executive officer and president of Pelephone Communications Ltd.  From 1992 to 1997, Mr. Bar-Yossef served as chief executive officer and president of Digital Equipment Corporation Ltd.  Mr. Bar-Yossef served as a director of Hirshzon Barak Ltd. and Aladdin Knowledge Systems Ltd. until 2003.  Mr. Bar-Yossef holds a B.A. degree in service management and a MBA degree from the Hebrew University, Jerusalem.

The Board of Directors recommends a vote FOR the election of each nominee for Director named above.

Outside Director Continuing in Office

Shlomit Golan has served as an outside director of our company since February 2002.  Ms. Golan is currently a freelance accountant for Sotheby’s Israel Ltd., a subsidiary of Sotheby's Ltd., an international auction company, and for Everest Funds, limited partnerships that invest in Israeli and Israeli related companies.  From 1996 until 2000, Ms. Golan served as a director of Dovrat Shrem & Co. Investment Management LTD and in 1999 as a director of  FCT Formula Computer Technologies LTD.  From 1992 until 1995, Ms. Golan served as an accounting manager at Braude & Co.  Ms. Golan holds a B.A. degree in Economics and Accounting and an Executive MBA from Tel Aviv University.  She is a Certified Public Accountant.

BOARD OF DIRECTORS AND COMMITTEES

Outside Directors

Under the Israeli Companies Law, 1999 public companies which have offered shares to the public in or outside of Israel are required to elect two outside directors who must meet specified standards of independence.  The outside directors may not have any economic relationship with us.  Among other limitations, controlling shareholders of a company, 25% shareholders, and their relatives or employees cannot serve as outside directors.  Outside directors are elected by shareholders.  The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who are present at the meeting. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company.

Outside directors serve for a three-year term, which may be renewed for only one additional three-year term.  At our last Annual General Meeting of Shareholders’  Ms. Golan was elected to serve as an outside director for period of three years until the Annual General Meeting of Shareholders to be held in 2006 and until her successor is elected and qualified.  Outside directors can be removed from office only by the same percentage of non-controlling shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.  If, when an outside director is elected, all members of the board of directors of a company are of one gender, the outside director to be elected must be of the other gender.

Any committee of the board of directors must include at least one outside director. An outside director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Audit Committee

The Israeli Companies Law provides that public companies must appoint an audit committee, which must consist of at least three members and include all of the company's outside directors. The chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee.  An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

Ms. Shlomit Golan, and  Messrs. Jacob Tenenboem  and Yigal Berman, whose term ends at this Meeting, currently serve on our audit committee. It is currently  contemplated that Mr. Bar-Yossef will succeed Mr. Berman on the audit  committee. The responsibilities of the audit committee include: (i) finding any defects in the business management of our company, for which purpose the audit committee may consult with our independent auditors and internal auditor, and proposing to the board of directors ways to correct such defects, and (ii) approving related-party transactions as required by Israeli law.

The audit committee is authorized generally to investigate any matter within the scope of its responsibilities and has the power to obtain from the internal auditing unit, our independent auditors or any other officer or employee any information that is relevant to such investigations.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of December 15, 2003 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 10% of our ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)

Formula Systems (1985) Ltd. (3)	16,000,000	53.61%
David Assia (4)	1,387,212	4.6%
Shlomit Golan	--	--
Dan Goldstein (5)	--	--
Gad Goldstein (5)	--	--
Naamit Salomon	--	--
Jacob Tenenboem	--	--
All directors and executive officers as a group (9 persons) (6)	1,713,461	5.7%

________________

*

Less than 1%

(1)

Ordinary shares beneficially owned include shares that may be acquired pursuant to options that are currently exercisable or which will first become exercisable within 60 days of the record date.

(2)

Based on 29,840,266 ordinary shares outstanding as of the record date.  Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of the record date are treated as outstanding only for purposes of determining the percent owned by such person or group.

(3)

The address of Formula Systems (1985) Ltd. is 3 Hagalim Boulevard, Herzliya Pituach, Israel.

(4)

Includes 203,953 ordinary shares subject to currently exercisable options granted under our stock option plans, at an exercise price of $1 per share.  Such options expire in March 2011.

(1)

Dan Goldstein, an officer and a director of Formula Systems (1985) Ltd. and a director of our company, and Gad Goldstein, a director of Formula Systems (1985) Ltd. and a director of our company, disclaim beneficial ownership of the 16,000,000 ordinary shares held by Formula Systems (1985) Ltd.

 (6)

Includes 576,676 ordinary shares issuable upon the exercise of currently exercisable options or which will first become exercisable within 60 days of the record date.

Executive Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2002.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group, consisting of seven persons	$711,104	$188,157

During the year ended December 31, 2002, we paid to each of our outside directors an annual fee of approximately $10,000 and a per meeting attendance fee of approximately $254.  Those fees are paid based on the fees detailed in a schedule published semi-annually by the Committee for Public Directors under the Israeli Securities Law.

As of December 31, 2002, our directors and executive officers as a group, consisting of seven persons, held options to purchase an aggregate of 626,073 ordinary shares, at exercise prices ranging from $1.46 to $10.56 per share, with vesting over a three-year term.  Of such options, 13,290 options expire in 2009, 45,000 options expire in 2010 and 565,004 options expire in 2011.  All options were issued under our 1991 and 2000 Employee Stock Option Plans.

Stock Option Plans

1991 Stock Option Plan

In 1991, we adopted our 1991 Employee Stock Option Plan, or the 1991 Plan.  The 1991 Plan, as amended, authorized the grant of options to purchase an aggregate of 6,750,000 ordinary shares.  The 1991 Plan had a 10-year term which ended on July 31, 2001.

As of December 31, 2002, options to purchase 1,012,406 shares were outstanding at an average exercise price of $3.56 per share.   In 2001, 272,280 options were granted at an average exercise price of $1.75 per share and 266,268 options were exercised into ordinary shares, at an average exercise price of $1.33 per share.

As of December 31,2002, our executive officers and directors as a group, consisting of seven persons, held options to purchase 72,089 ordinary shares, at an average exercise price of $4.42 per share.  In 2001, 25,004 options were granted to our executive officers and directors as a group, at an average exercise price of $1.62 per share and no options were exercised into ordinary shares by such persons.

2000 Stock Option Plan

Our 2000 Employee Stock Option Plan, or the 2000 Plan, authorizes the grant of options to purchase up to 3,000,000 ordinary shares.  Employees, officers, directors and consultants of our company and its subsidiaries are eligible to participate in the 2000 Plan. Awards under the 2000 Plan may be granted in the form of incentive stock options as provided in Section 422 of the U.S. Internal Revenue Code of 1986, as amended, non-qualified stock options, options granted pursuant to Section 102 of the Israeli Tax Ordinance and options granted pursuant to Section 3.9 of the Israeli Tax Ordinance.  The 2000 Plan has a term of ten years and will terminate in November 2010. No award of options may be made after such date.

As of December 31, 2002, options for the purchase of 1,601,227 ordinary shares having an average exercise price of $1.63 per share had been granted.  Of such options, options to purchase 1,080,528 ordinary shares are currently exercisable.  Options for the purchase of 1,398,773 ordinary shares are available for future grant under the 2000 Plan.  Of such outstanding options, 540,000 options were granted to our executive officers and directors at an average exercise price of $1.625 per share and  no options were exercised into ordinary shares by such persons.

Certain Transactions

Agreements with Enformia Ltd.

In March 2002, we entered into an agreement with Enformia Ltd. pursuant to which we sublet to Enformia the first floor (approximately 2,440 square feet) of a building located at 3 Haplada Street in Or Yehuda at a monthly rent of $2,200, which rent does not include maintenance expenses, plus value added tax.  The term of the lease was one year and, subject to renewal for additional terms of one year each.  The parties terminated the lease in February 2003.

In October 2002, we entered into a loan agreement with Enformia pursuant to which we will invest up to $1.5 million in the continued development of the Enformia intellectual property. We were given an option to increase our holdings in Enformia to 51%.  We invested $750,000 in the development of  Enformia’s intellectual property through December 31, 2002 . In May 2003, we entered into an agreement under which the loan was converted to consideration for the purchase of the Enformia’s intellectual property rights. According to the agreement we have to pay royalty fees for any sale attributed to the intellectual property rights we purchased and we undertook to comply with all the terms required by the Chief Scientist in connection with its grants to Enformia.

We believe that the terms of the transactions in which we have engaged with Enformia, a company which is controlled by Mr. David Assia, chairman of our board of directors, and by Formula Vision Ltd., which is controlled by Dan Goldstein, our director, were beneficial and no less favorable to us than the terms which might be available to us from unaffiliated third parties.

APPROVAL OF THE GRANT OF OPTIONS TO OUR OUTSIDE DIRECTORS

(Item 2 on the Proxy Card)

The Israeli Companies Law requires that the terms of compensation to directors, including grants of options, be approved by the audit committee, the board of directors, and thereafter, the General Meeting of Shareholders.  Subject to shareholder approval, our audit committee and board of directors approved the grant of options under our 2000 Plan to purchase 18,000 ordinary shares to each of Shlomit Golan and Yigal Bar-Yossef, subject to his election in this meeting, our outside directors.  The exercise price of the options will be the market price of our ordinary shares on the date of grant. One-third (1/3) of the options will vest on January 1, 2005, one-third (1/3) of the options will vest on January 1, 2006 and the remaining options will vest on January 1, 2007.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

"RESOLVED, that the decision of the audit committee and board of directors of the Company to grant options to purchase 18,000 ordinary shares to each of Shlomit Golan and Yigal Bar-Yossef, our outside directors, is hereby ratified."

Under the Companies Law the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

The Board of Director recommends a vote FOR the foregoing resolution.

COMPENSATION FOR ONE OF OUR  DIRECTORS

(Item 3 on the Proxy Card)

The Israeli Companies Law requires that the compensation of directors be approved by the audit committee, the board of directors, and thereafter, the General Meeting of Shareholders.

Mr. Jacob Tenenboem has served as a director of our company since July 18, 2002 and is a member of our audit committee.  Our audit committee and board of directors determined to compensate Mr. Tenenboem by paying him an annual fee and a per meeting attendance fee equal to the compensation received by our outside directors.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

"RESOLVED, that the decision of the audit committee and board of directors of the Company to pay Mr. Jacob Tenenboem annual remuneration of NIS 35,000 ($7,990) and a per meeting attendance fee of NIS 1,300 ($297) is hereby ratified."

Under the Companies Law the affirmative vote of the holders of a majority of the ordinary shares represented at the Annual General Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

APPROVAL OF THE GRANT OF OPTIONS TO ONE OF OUR DIRECTORS

(Item 4 on the Proxy Card)

The Israeli Companies Law requires that the terms of compensation to directors, including grants of options, be approved by the audit committee, the board of directors, and thereafter, the General Meeting of Shareholders.  Subject to shareholder approval, our audit committee and board of directors approved the grant of options under our 2000 Plan to purchase 30,000 ordinary shares to Jacob Tenenboem, who has served on our board of directors since 2002 and is a member of our audit committee.  The exercise price of  the options will be the market price of our ordinary shares on the date of grant.  One-third (1/3) of the options will vest on July 1, 2003, one-third (1/3) of the options will vest on July 1, 2004 and the remaining options will vest on July 1, 2005.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

"RESOLVED, that the decision of the audit committee and board of directors of the Company to grant options to purchase 30,000 ordinary shares to Jacob Tenenboem,  a member of our board of directors, is hereby ratified."

Under the Companies Law the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

APPROVAL OF DIRECTORS AND OFFICERS INSURANCE POLICY

(Item 5 on the Proxy Card)

Under applicable Israeli law, shareholders of a company must approve the acquisition of directors and officers insurance.  Our audit committee and board of directors approved our purchase of a directors and officers liability insurance policy providing coverage of not more than $10 million for any one case and in the aggregate at an annual cost of $200,000. Our board of directors believes that obtaining such insurance policy is in the best interest of our company and its shareholders.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

“RESOLVED, that the Company is authorized to obtain directors and officers liability insurance policy upon the terms disclosed in the Proxy Statement.”

Under the Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL TO AMEND THE COMPANY’S

2000 EMPLOYEE STOCK OPTION PLAN

(Item 6 on the Proxy Card)

Our  board of directors has unanimously adopted, subject to shareholder approval, an amendment to the  2000 Plan to increase by 1,000,000 shares the number of our ordinary shares available for the grant of options under the 2000 Plan.  The 2000 Plan, originally adopted in 2000 by our  board of directors and approved by our shareholders, currently permits the grant of options to purchase up to 3,000,000 ordinary shares, of which, 2,385,000 shares  have been either issued or have been reserved for issuance.  The 2000 Plan is intended to afford a proprietary interest in the Company to certain officers, directors and key employees of our Company.  Our  board of directors has found that the grant of options under the 2000 Plan has proven to be a valuable tool in attracting and retaining key employees.

In view of the continued need to attract new executives and key employees, our board of directors believes it should be granted the authority to increase the number of ordinary shares available to be granted as options under the 2000 Plan.  Our board of directors believes that such authority (i) will provide the Company with significant means to attract and retain talented personnel, (ii) will result in saving cash, which would otherwise be required to maintain the current key employees and attract and adequately reward additional key personnel, and (iii) consequently will prove beneficial to the Company’s ability to remain competitive within its industry.

The 2000 Plan will terminate in 2010 and is administered by our board of directors, which has the authority to determine the persons to whom options shall be granted, the number of shares to be covered by each option, the time or times at which options will be granted or exercised, and the terms and provisions of the options.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

“RESOLVED, that the Company’s 2000 Employee Stock Option Plan be amended to increase the number of shares available for the grant of options by 1,000,000 ordinary shares.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voting thereon will be necessary for shareholder approval of the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

APPOINTMENT OF AUDITORS

(Item 7 on the Proxy Card)

Our board of directors first appointed Kost Forer & Gabbay, Certified Public Accountants (Israel), a member of Ernst & Young Global, as our auditors in 1983. They served as our auditors until 1999 and  were re-engaged for the years ended December 31, 2001 and 2002.  Our board of directors has again selected Kost Forer & Gabbay as our auditors for the fiscal year ending December 31, 2003 and recommends that the shareholders ratify and approve the selection.  The remuneration of Kost Forer & Gabbay shall be fixed by the board of directors according to the volume and nature of their services.

The following resolution will be offered by the board of directors at the Meeting:

"RESOLVED, that the appointment of Kost Forer & Gabbay by our board of directors to conduct the annual audit of our financial statements for the year ending December 31, 2003, and to authorize the board of directors to fix their remuneration is ratified, confirmed and approved."

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

In the event this resolution does not receive the necessary vote for adoption, or if for any reason Kost Forer & Gabbay cease to act as our auditors, the board of directors will appoint other independent public accountants as our auditors.

The Board of Directors recommends a vote FOR the foregoing resolution.

RECEIVE AND CONSIDER THE AUDITOR'S REPORT, DIRECTORS'

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

(Item 8 on the Proxy Card)

At the Meeting, our Auditor's Report, Directors' Report and the Consolidated Financial Statements for the year ended December 31, 2002 will be presented.  The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote will be necessary to consider and receive our Auditors' Report, Directors' Report and the Consolidated Financial Statements for the year ended December 31, 2002.

The Board of Directors recommends a vote FOR the consideration and receipt of the Auditor's Report, Directors' Report and Consolidated Financial Statements for the year ended December 31, 2002.

By Order of the Board of Directors,

Amit Birk

Secretary

Dated: December 24, 2003

Item 2

MAGIC SOFTWARE ENTERPRISES LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints David Assia and Amit Birk, or either of them, attorneys or attorney of the undersigned, for and in the names(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.1 per share, of Magic Software Enterprises Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on January 28, 2004 at 10:00 a.m. at the offices of the Company, 5 HaPlada Street, Or Yehuda, Israel, and at any adjournment or adjournments thereof, hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED.  IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR (i) THE ELECTION OF THE NOMINEES FOR DIRECTOR AND (ii) PROPOSALS 2 THROUGH 8 SET FORTH ON THE REVERSE.  VOTES CANNOT BE CAST FOR THE NOMINEE FOR OUTSIDE DIRECTOR UNLESS YES OR NO HAS BEEN SPECIFIED WITH RESPECT TO WHETHER THE SHAREHOLDER HAS A PERSONAL INTEREST IN THE COMPANY.

(Continued and to be signed on the reverse side)

ANNUAL MEETING OF SHAREHOLDERS OF

MAGIC SOFTWARE ENTERPRISES LTD.

January 28, 2003

Please date, sign and mail

your proxy card in the

envelope provided as soon

as possible.

Please detach along perforated line and mail in the envelope provided.

----------------------------------------------------------------------------------------------------------------------

_____________________________________________________________________________

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]

______________________________________________________________________________

(1A)

The election of five directors.

[  ]

FOR ALL NOMINEES

[  ]

WITHHOLD AUTHORITY FOR ALL NOMINEES

NOMINEES:

(  )

David Assia

(  )

Dan Goldstein

(  )

Gad Goldstein

(  )

Naamit Salomon

(  )

Jacob Tenenboem

INSTRUCTION:

To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: (X)

Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask you if you have a personal interest (as described in the proxy statement) with respect to the election of the nominee for outside director.

(1B)

To elect Yigal Bar-Yossef as an outside director for a term of three years.

[   ] FOR

[   ] AGAINST

[   ] ABSTAIN

Do you have a personal interest with respect to the election of Yigal Bar-Yossef as an outside director?   YES ____ NO _____

 (2)

Approval of the grant of options to our outside directors.

[   ] FOR

[   ] AGAINST

[   ] ABSTAIN

 (3)

Approval of the terms of compensation for Mr. Jacob Tenenboem, one of our directors.

[   ] FOR

[   ] AGAINST

[   ] ABSTAIN

 (4)

Approval of the grant of options to Mr. Jacob Tenenboem, one of our directors.

[   ] FOR

[   ] AGAINST

[   ] ABSTAIN

 (5)

Approval of our obtaining a directors and officers liability insurance policy.

[   ] FOR

[   ] AGAINST

[   ] ABSTAIN

 (6)

To authorize an increase in the number of ordinary shares available for grant under our 2000 Employee Stock Option Plan.

[   ] FOR

[   ] AGAINST

[   ] ABSTAIN

 (7)

Ratification of the appointment of Kost Forer & Gabbay, a member of Ernst & Young Global, as our independent auditors for the year ending December 31, 2003 and authorization of the board of directors to fix their remuneration.

[   ] FOR

[   ] AGAINST

[   ] ABSTAIN

(8)

Receipt and consideration of the Auditor’s Report, Directors' Report and Consolidated Financial Statements for the year ended December 31, 2002.

[   ] FOR

[   ] AGAINST

[   ] ABSTAIN

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method.  [  ]

Signature of Shareholder __________ Date _____

Signature of Shareholder __________ Date _____

Note:  Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: January 12, 2004